SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
AUGUST 23, 2006
AngloGold Ashanti Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa____
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures: ANGLOGOLD ASHANTI ENTERS INTO AGREEMENT TO SELL THE BIBIANI MINE

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
AGA14.06
23 August 2006
AngloGold Ashanti enters into agreement to sell the Bibiani Mine
AngloGold Ashanti has entered into an agreement with Central African Gold plc (CAG) to sell its entire business undertaking related to the Bibiani mine and Bibiani North prospecting permit to CAG for a cash consideration of US$40 million.
Bibiani is located in southwestern Ghana. For the six months ended 30 June 2006, Bibiani produced 24,000 ounces of gold at a total cash cost of US$329 per ounce. As at 31 December 2005, Bibiani had Ore Reserves of 100,000 ounces and Mineral
Resources of 900,000 ounces.
Pursuant to the sale, AngloGold Ashanti will transfer of all of its assets related to Bibiani to CAG, including all of Bibiani’s employees, fixed mining and non-mining assets, inventory, trade debtors and intellectual property as well as the Bibiani mining lease and the Bibiani North prospecting licence, and procure the cession and delegation of all contracts related to Bibiani to
CAG. CAG will assume all of AngloGold Ashanti’s rights and obligations under this agreement in terms of the Reclamation
Security Agreement related to Bibiani (including all amounts deposited by AngloGold Ashanti in respect of its obligations under this agreement upon closing of the sale). CAG will also assume all outstanding liabilities related to Bibiani, including those related to rehabilitation and employees but excluding certain claims previously instituted against AngloGold Ashanti.
The sale is subject to and conditional upon both parties obtaining certain regulatory consents, including written unconditional consent from the Government of Ghana, the Minister of Mines and the Minerals Commission in Ghana, as well as the South
African Reserve Bank, and, in the case of CAG, shareholder approval to both acquire Bibiani and to readmit the listing of its shares on AIM, as well as CAG raising sufficient funds to allow it to discharge its obligations in terms of its agreement with
AngloGold Ashanti. The cash consideration of $40m is made up of $36m for the Bibiani mine and $4m for Bibiani North. The transaction with respect to Bibiani North is conditional upon the granting of an extension of the Bibiani North prospecting licence.
BMO Capital Markets acted as exclusive financial adviser to AngloGold Ashanti in respect of the tender process culminating in the agreement with CAG. Tabacks acted as legal adviser to AngloGold Ashanti.
Commenting on the transaction, Daniel Owiredu, AngloGold Ashanti’s Deputy Chief Operating Officer in Accra said, ‘The sale of Bibiani will allow AngloGold Ashanti to better focus its resources on its long-life, core assets, including Obuasi and
Iduapriem in Ghana, which remains a key production region for the company’. He went on to say, ‘It is our understanding that
CAG will continue to operate and develop Bibiani, including the Mineral Resources below and adjacent to the existing open-pit and will as well undertake further greenfields exploration in Bibiani North’.
Queries:
South Africa Tel: Mobile: E-mail:
Steve Lenahan +27 (0) 11 6376248 +27 (0) 83 308 2200 slenahan@AngloGoldAshanti.com
Michael Clements +27 (0) 11 637 6647 +27 (0) 82 339 3890 mclements@AngloGoldAshanti.com
Ghana
Daniel Owiredu
+233 (0) 21 761300 +233 (0) 244 419547 dowiredu@anglogoldashanti.com.gh
Disclaimer
Except for historical information contained herein, there are matters discussed in this news release that are forward-
looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company’s annual report on the Form
20-F for the year ended 31 December 2005 dated 17 March 2006 which was filed with the Securities and Exchange
Commission on 20 March 2006.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: AUGUST 23, 2006
By: /s/ C R B
0
ULL
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Name: C R Bull
Title:   Company Secretary